Filed by United Community Banks, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Progress Financial Corp.
Commission File No.: 001-35095
Date: June 1, 2022
Set forth below is an internal newsletter to employees of Progress Financial Corp. regarding the proposed merger of Progress Financial Corp., with and into United Community Banks, Inc.

Merger News:
United Community Bank anticipates filing the
Form S-4 with the Securities and Exchange
Commission on or before June 10. The S-4 is
the registration statement that is filed with the
SEC to publicly offer new securities in
accordance with a merger or acquisition.

Key transaction milestone dates:*
June 10: Form S-4 filing
October 1: Legal close
November 14: Conversion
*subject to regulatory approval

Human Resources:
One of United Community Bank’s measures is to be a great place for great people to work. For those Progress Bank employees impacted by the acquisition, our HR department encourages you to apply for open positions on our hiring page. To do that, just visit the United Community Bank career page and click on ‘View Current Openings.’ There, you’ll find many opportunities to apply to be part of our team! If you experience any issues or are unable to apply online, please call HR at 706-439-6550.

What’s coming up:
June 8: Job mapping, titles, years of service credit
June 15: Compensation specifics
June 22: 401K retirement and deferred compensation
June 29: Benefits Overview

IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS
In connection with the proposed merger with Progress Financial Corporation (“Progress”) (the “Merger”), United Community Banks, Inc. (“UCBI”) intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) that will include a proxy statement of Progress to be sent to Progress’ shareholders seeking their approval of the Merger. The registration statement also will contain a prospectus of UCBI to register the shares of UCBI common stock to be issued in connection with the Merger. A definitive proxy statement/prospectus will also be provided to Progress shareholders as required by applicable law.

INVESTORS AND SHAREHOLDERS OF PROGRESS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE A PART OF THE REGISTRATION STATEMENT, WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY UCBI WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UCBI, PROGRESS AND THE MERGER.

The registration statement and other documents filed with the SEC may be obtained for free at the SEC’s website (www.sec.gov). You will also be able to obtain these documents, free of charge, from UCBI at the “Investor Relations” section of UCBI’s website at www.ucbi.com, from Progress at the “Investor Relations” section of Progress’ website at www.myprogressbank.com. Copies of the definitive proxy statement/prospectus will also be made available, free of charge, by contacting United Community Banks, Inc., P.O. Box 398, Blairsville, GA 30514, Attn: Jefferson Harralson, Telephone: (864) 240-6208 and Progress Financial Corp., 201 Williams Avenue Huntsville, Alabama 35801, Attn: Dabsey Maxwell, Telephone: (256) 319-3641.

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

PARTICIPANTS IN THE SOLICITATION
Progress and UCBI and certain of their respective directors and executive officers, under the rules of the SEC, may be deemed to be participants in the solicitation of proxies from Progress shareholders in favor of the approval of the Merger. Information about the directors and officers of UCBI and their ownership of UCBI common stock can also be found in UCBI’s definitive proxy statement in connection with its 2022 annual meeting of shareholders, as filed with the SEC on April 6, 2022, and other documents subsequently filed by UCBI with the SEC. Information about the directors and executive officers of Progress and their ownership of Progress capital stock, as well as information regarding the interests of other persons who may be deemed participants in the transaction, may be obtained by reading the proxy statement/prospectus regarding the Merger with Progress when it becomes available. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus pertaining to the Merger if and when it becomes available. Free copies of this document may be obtained as described above.